Exhibit 99.1

COPA HOLDINGS FILES ANNUAL REPORT FORM 20-F

PANAMA CITY, Panama, March 24, 2023 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), has filed its annual report Form 20-F for the fiscal year ended December 31, 2022 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at www.copaair.com.

Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link:	https://copa.gcs-web.com/financial-information/sec-filings
Hard Copy Request Link:	https://copa.gcs-web.com/printed-materials

For more information, please contact Copa Holdings' Investor Relations Department:

Contact:	Daniel Tapia – Director of Investor Relations
Phone:	011 (507) 304-2774

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit www.copaair.com.

CPA-G

PRESS RELEASE CONTACT:
Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774